

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

July 28, 2017

Via E-Mail
Kendall Bertagnole
President
Tribus Enterprises, Inc.
3808 N. Sullivan Rd. Building 13-D
Spokane Valley, WA 99216

> **Re:** **Tribus Enterprises, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 17, 2017**
> **File No. 333-218683**

Dear Mr. Bertagnole:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 6, 2017 letter.

Prospectus Cover Page

1. We note your response to comment 7 in our letter dated July 6, 2017, and we understand from disclosure on page 12 that the initial public offering is being conducted by the company on a best efforts basis. Please revise the prospectus cover page to clearly disclose that the initial public offering is being conducted by the company on a best efforts, self-underwritten basis. Please also revise the cover page to identify the individual who will offer the securities on the company's behalf and whether the company is relying on the safe harbor from broker-dealer registration in Rule 3a-1 under the Exchange Act.

2. We note that you show offering expenses on a per-share basis in the proceeds table on the prospectus cover page. Item 501 of Regulation S-K would require you to show underwriters discounts and commissions, rather than expenses of the offering generally.

Since you have no underwriters, you should remove this disclosure to avoid the implication that you do, or that you are incurring expenses of this offering relative to the number of shares that are sold.

3. We note your response to comment 8 in our letter dated July 6, 2017. We also note disclosure on page 27 that the initial public offering shares are being offered for a period not to exceed 180 days. Please revise the prospectus cover page to include the date the offering will end.

Prospectus Summary, page 5
Business Strategy, page 5

4. We note your response to comment 11 in our letter dated July 6, 2017. Please disclose here and in your Business section the amount of your accumulated deficit.

About This Offering, page 7

5. We note your response to comment 13 in our letter dated July 6, 2017. Please revise the reference to "units" in the table on the prospectus cover page and in the Risks Relating To Our Stock risk factor disclosure on page 9 since you are not registering units in this offering.

We have limited sales and marketing experience, page 8

6. We note your response to comment 15 in our letter dated July 6, 2017. Please revise to clarify, if true, that you do not intend to incorporate this website and its contents into your prospectus.

Business Strategy, page 14

7. We note your response to comment 20 in our letter dated July 6, 2017. We note the terms of your Exchange Agreement and disclosure on pages 16 and F-6 of your wholly-owned subsidiary. Please revise this section to discuss that you acquired 100% of the membership interests of Tribus Innovations, LLC in exchange for 2,600,000 of your common shares and 19,999,998 of your shares of Class A preferred stock. Please also disclose your current structure including whether you have any subsidiaries and if so, file Exhibit 21 with your next amendment and list such subsidiary in your exhibit list. See Item 601(b)(21) of Regulation S-K.

Plan of Operation, page 16

8. We note your response to comment 22 in our letter dated July 6, 2017. We note disclosure here that upon receiving funds from the offering you will start producing your product and disclosure on page 17 in the Liquidity and Capital Resources section that with the minimum offering you could continue operations on a scaled down basis for 12

months. Please disclose here the amount of proceeds you will need from this offering to start producing your product.

Description of Capital Stock, page 23

9. We note your response to comment 26 in our letter dated July 6, 2017. Please briefly discuss the conversion procedures of your series A and Series B preferred stock found in Section 3(iii)(A) of your Certificate of Incorporation.

Limitations on Stockholder Actions, page 23
Disclosure of Commission Position on Indemnification, page 29
Item 14. Indemnification of Directors and officers, page II-1

10. We note your response to comment 27 in our letter dated July 6, 2017. It does not appear that you revised disclosure in response to our comment. Please make your disclosure in these sections consistent with your bylaws and Certificate of Incorporation.

Exhibit 23.1

11. Please include a currently dated consent of your independent registered public accountant in the next amendment of your Form S-1.

You may contact Tracie Mariner, Staff Accountant at (202) 551-3744 or, in her absence, Al Pavot, Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Jay Ingram *for*

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: Via E-Mail
Elaine A. Dowling, Esq.